Exhibit 6

LaSalle Bank National Association hereby consents in accordance with the provisions of Section 321(b) of the Trust Indenture Act of 1939, that reports of examinations by Federal, State, Territorial and District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefore.

LASALLE BANK NATIONAL ASSOCIATION

By:	/s/ Cynthia Reis
Cynthia Reis
Senior Vice President